Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.
中通快遞(開曼)有限公司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2057)

INSIDE INFORMATION
PROPOSED OFFERING OF US$1.5 BILLION CONVERTIBLE SENIOR
NOTES, CAPPED CALL TRANSACTIONS AND
CONCURRENT SHARE REPURCHASE

This announcement is issued pursuant to Rule 13.09(2)(a) of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

PROPOSED NOTES OFFERING

ZTO Express (Cayman) Inc. (“ZTO” or the “Company”) today announced a proposed offering (the “Notes Offering”) of US$1.5 billion in aggregate principal amount of convertible senior notes due 2031 (the “Notes”) in offshore transactions outside the United States to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”)) in reliance on Regulation S under the Securities Act of 1933, subject to market conditions and other factors.

The Company plans to use the net proceeds from the Notes Offering (after deducting the Joint Bookrunners’ commission and estimated offering expenses) for the following purposes: (i) for refinancing to fund near-term on-market repurchases (from time to time) of Class A ordinary shares and/or ADSs of the Company pursuant to its share repurchase program(s), subject to prevailing market conditions, as well as applicable laws and regulations; (ii) to fund the Concurrent Share Repurchase (as defined below) and the premium of the Capped Call Transactions (as defined below); and (iii) for other general corporate purposes.

When issued, the Notes will be general senior unsecured obligations of the Company. The Notes will mature on March 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Holders may not convert the Notes at any time prior to the 40th day following the last date of the original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date, holders may convert their Notes at their option at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company may choose to settle in cash, in Class A ordinary shares or in a combination of cash and Class A ordinary shares, at the Company’s election. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

The Company may redeem for cash all but not part of the Notes (i) if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”) and (ii) in the event of certain tax law changes (the “Tax Redemption”). The Notes will not be redeemable before March 6, 2029, except in connection with a Tax Redemption or Cleanup Redemption. On or after March 6, 2029 and on or prior to the 44th scheduled trading day immediately prior to the maturity date, the Notes will be redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, if the last reported sale price of the Class A ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date the Company provides notice of redemption (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, the Cleanup Redemption or an Optional Redemption will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a “fundamental change” (as will be defined in the indenture for the Notes). In addition, holders have the right to require the Company to repurchase for cash all or part of their Notes on March 1, 2029. The repurchase price, in each case, will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

PROPOSED CAPPED CALL TRANSACTIONS

In connection with the pricing of the Notes, the Company expects to enter into capped call transactions (the “Capped Call Transactions”) with one or more initial purchasers and/or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The Option Counterparties are expected to be independent of the Company and its connected persons. The Capped Call Transactions are generally expected to reduce potential dilution to the Class A ordinary shares of the Company upon conversion of the Notes, and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction of potential dilution and/or offset of cash payments, as the case may be, subject to a cap, and subject to the Company’s ability to elect, subject to certain conditions, to settle the Capped Call Transactions in cash, in whole or in part (in which case the Company would not receive any of Class A ordinary shares from the Option Counterparties upon settlement of the Capped Call Transactions). In connection with establishing their initial hedge positions of the Capped Call Transactions, the Option Counterparties or their respective affiliates expect to purchase their hedges in privately negotiated transactions and/or enter into various derivative transactions with respect to Class A ordinary shares concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the Class A ordinary shares, ADSs, other securities of the Company and the Notes at that time. 2

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, the Class A ordinary shares, the Notes or other securities of the Company and/or purchasing or selling the ADSs, the Class A ordinary shares, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company elects to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity, including the direction or magnitude, on the market price of the Class A ordinary shares or ADSs or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could cause or avoid an increase or a decrease in the market price of the ADSs, the Class A ordinary shares, other securities of the Company or the price of the Notes, which could affect whether the holders convert their Notes and the value of the consideration that holders will receive upon conversion of their Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control. The Option Counterparties will source the Class A ordinary shares to be delivered to the Company under the Capped Call Transactions (if any) from their hedge positions or on-market purchases, in each case in the ordinary course of their hedging activities, upon exercise of the Capped Call Transactions.

PROPOSED CONCURRENT SHARE REPURCHASE

Concurrently with the pricing of the Notes, the Company plans to repurchase a number of its Class A ordinary shares to be determined at the time of pricing of the Notes from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent (such transactions, the “Concurrent Share Repurchase”). The Concurrent Share Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, as the Company intends to repurchase the available portion of the initial delta of the transaction, after taking into account the Option Counterparties’ initial hedges of the Capped Call Transactions. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Concurrent Share Repurchase will be made pursuant to the Company’s existing share repurchase program that is effective through June 30, 2026. The Company expects the purchase price in the Concurrent Share Repurchase to be the closing price of its Class A ordinary share on the Hong Kong Stock Exchange on February 4, 2026.

In addition to the Concurrent Share Repurchase, the Company may also repurchase additional Class A ordinary shares and/or ADSs on the open market after the closing of the Notes Offering and from time to time, subject to compliance with applicable laws, rules and regulations. The Concurrent Share Repurchase and future on-market repurchases pursuant to the Company’s share repurchase program(s) will be funded by the net proceeds of the Notes Offering, and, in the aggregate, are generally expected to offset potential dilution to the holders of the Company’s ordinary shares (including in the form of ADSs) upon conversion of the Notes.

The Company will use part of the proceeds from the Notes Offering for the Concurrent Share Repurchase. The issuance of the Notes is the principal transaction and the Concurrent Share Repurchase is expected to primarily facilitate the establishment of initial short positions by the purchasers of the Notes and therefore their participation in the Notes Offering. The Concurrent Share Repurchase is expected to have the ancillary effect of mitigating negative share price impact typically observed once an offering of convertible senior notes is announced (reflecting the short-selling activity described above, if such activity were to take place in an open market). It is also generally intended to mitigate some of the potential dilution to holders of the Company’s ordinary shares (including those represented by ADSs) (the “Shareholders”) upon conversion of the Notes.

The board of directors of the Company (the “Board”) is of the view that this repurchase activity reflects the confidence of the Board and the management team in the long-term strategy and growth of the Company and considers such share repurchase is in the best interest of the Company and the Shareholders as a whole (and is not intended to provide selected Shareholders with an exit opportunity).

The issuance of the Notes, the Concurrent Share Repurchase and the Capped Call Transactions are not expected to result in a material change to the shareholdings of the major shareholders of the Company.

WAIVERS IN RESPECT OF THE CONCURRENT SHARE REPURCHASE

In view of the purpose of the Concurrent Share Repurchase, the Company has applied for, and the Hong Kong Stock Exchange has granted a waiver from strict compliance with the requirements under Rule 10.06(3)(a) of the Listing Rules, such that the Company can conduct the Concurrent Share Repurchase on an overnight basis, on the basis that:

(i)	the Concurrent Share Repurchase is part and parcel to the Notes Offering and is intended to primarily facilitate the establishment of initial short positions by purchasers of the Notes and therefore their participation in the Notes Offering. The Concurrent Share Repurchase is expected to have the ancillary effect of mitigating the negative impact on the market price of the Company’s ADSs and Class A Ordinary Shares arising from the said hedging activities (were they to take place in the open market at the time of or shortly after the Notes Offering), and mitigate some of the potential dilution to the Shareholders upon conversion of the Notes, which, in the Company’s view, would benefit the Company and the Shareholders as a whole;

(ii)	the Concurrent Share Repurchase is not intended to affect the market price of the Company’s ADSs and Class A Ordinary Shares or artificially inflate the conversion price of the Notes in that the Notes Offering is launched after the market close in Hong Kong and the purchase price in the Concurrent Share Repurchase is expected to be the last reported closing price of the Class A ordinary shares of the Company on the Hong Kong Stock Exchange on the pricing date, and the Company will announce the terms of the Notes and the Concurrent Share Repurchase (including the respective prices) before the market re-opens in Hong Kong;

(iii)	the Company has a large market capitalization of approximately US$18 billion as of the date of this announcement and a high liquidity with an average trading volume of HK$304 million on the Hong Kong Stock Exchange and US$36 million on the New York Stock Exchange in the past six months and therefore, it is expected that the market price of the Company’s listed securities is less susceptible to price manipulation; and

(iv)	this waiver is only applicable to the Concurrent Share Repurchase and the last repurchase of ADSs or Class A ordinary shares by the Company was on November 20, 2025 (which is more than 30 days prior to the launch of the Notes Offering).

In addition, in respect of the Concurrent Share Repurchase, the Company has applied for, and has been granted, from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, a waiver from compliance with the Code on Share Buy-backs (other than Rule 6) having considered all the relevant circumstances.

WAIVERS IN RESPECT OF THE CAPPED CALL TRANSACTIONS

In respect of the Capped Call Transactions, the Company has applied for, and the Hong Kong Stock Exchange has granted a waiver from strict compliance with the requirements under Rule 10.06(3)(a) of the Listing Rules, such that the Company is permitted to conduct further share issuance (including announcing any future equity fund-raising activities) within 30 days after taking potential off-market delivery of Class A Ordinary Shares under the Capped Call Transactions (which may constitute off-market share buy-back), on the basis that:

(i)	the Capped Call Transactions (and the share repurchases thereunder, if any) are part and parcel to the Notes Offering and are intended to reduce potential dilution to the Class A Ordinary Shares upon conversion of the Notes, and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, and, in the Company’s view, are beneficial to the Company and the Shareholders as a whole. The Company’s exercise of the Capped Call Transactions (including the partial unwind or termination, as applicable) will correspond with the noteholders’ conversion of the Notes and/or any early redemption or repurchase of the Notes. Upon exercise of the Capped Call Transactions, the share repurchase thereunder would be carried out pursuant to an existing obligation of the Company and such share repurchase would not affect or influence the Company’s share price in any subsequent issue of new shares or transfer of treasury shares (if any) by the Company;

(ii)	the Capped Call Transactions are not intended to affect the market price of the Company’s ADSs and Class A Ordinary Shares or artificially inflate the conversion price of the Notes, thereby not falling under the situations that are intended to be restricted by Rule 10.06(3) (a) of the Listing Rules, as (a) the Capped Call Transactions will not involve any issuance of new Class A Ordinary Shares by the Company, and the total number of Class A Ordinary Shares deliverable under the Capped Call Transactions will not exceed the number of Class A Ordinary Shares that the Company is obliged to issue under the Notes; and (b) all key terms of the Capped Call Transactions (including but not limited to the initial cap price, the tenor, the premium to be paid by the Company and the cap price) will be pre-determined at the time of the Notes Offering and the key features of the Capped Call Transactions will be announced together with the Notes Offering;

(iii)	there is no pre-arrangement between the Company and its connected persons with the Option Counterparties as to the source of the Class A Ordinary Shares (if applicable) to be delivered under the Capped Call Transactions. The Company and its connected persons will have no involvement, whether directly or indirectly, in the Option Counterparties’ solicitation, selection or identification of the seller(s) of the Class A Ordinary Shares to be delivered to the Company under the Capped Call Transactions;

(iv)	as mentioned in the section headed “Waivers in respect of the Concurrent Share Repurchase” above, it is expected that the market price of the Company’s listed securities is less susceptible to price manipulation given its large market capitalization and high liquidity; and

(v)	similar to the Notes Offering, an equity fund-raising activity is generally time-sensitive in nature and subject to fast changing market conditions. The decision to conduct an equity fund-raising activities will likely be made in a very short notice, depending on the transaction type and market conditions. Absent a waiver from strict compliance with Rule 10.06(3) of the Listing Rules, the Company will need to wait for 30 days after the exercise of the Capped Call Transactions before undertaking any future equity fund-raising activity despite the favorable market conditions and at the time that is most beneficial to the Company and its shareholders as a whole, and potentially making an equity fund-raising activity no longer viable after a 30-day wait. Furthermore, any share-buybacks under the Capped Call Transactions would be an existing obligation of the Company and it would not affect or influence the Company’s share price in any subsequent issue of new shares by the Company.

In addition, in respect of the Capped Call Transactions, the Company has applied for, and has been granted, from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, a waiver from compliance with the Code on Share Buy-backs (other than Rule 6) having considered all the relevant circumstances.

GENERAL

Attached hereto as Schedule I is the full text of the press release issued by the Company on February 4, 2026 (U.S. Eastern Time), in relation to the Notes Offering, some of which may constitute material inside information of the Company.

The Company will publish further announcement(s) in due course in compliance with the relevant disclosure requirements under the Listing Rules.

By order of the Board ZTO Express (Cayman) Inc. Meisong LAI Chairman

Hong Kong, February 4, 2026

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU and Ms. Fang XIE as independent non-executive directors.

Schedule I

ZTO Announces Proposed Offering of US$1.5 Billion Convertible Senior Notes

SHANGHAI, February 4, 2026/PRNewswire/ － ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced a proposed offering (the “Notes Offering”) of US$1.5 billion in aggregate principal amount of convertible senior notes due 2031 (the “Notes”) in offshore transactions outside the United States to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”)) in reliance on Regulation S under the Securities Act, subject to market conditions and other factors.

The Company plans to use the net proceeds from the Notes Offering (i) for refinancing to fund near-term on-market repurchases (from time to time) of Class A ordinary shares and/or American depositary shares (“ADSs”) of the Company pursuant to its share repurchase program(s), subject to prevailing market conditions, as well as applicable laws and regulations, (ii) to fund the Concurrent Share Repurchase (as defined below) and the premium of the capped call transactions as described below, and (iii) for other general corporate purposes.

When issued, the Notes will be general senior unsecured obligations of ZTO. The Notes will mature on March 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Holders may not convert the Notes at any time prior to the 40th day following the last date of the original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date, holders may convert their Notes at their option at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, Class A ordinary shares, or a combination of cash and Class A ordinary shares, at the Company’s election. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

The Company may redeem for cash all but not part of the Notes (i) if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”) and (ii) in the event of certain tax law changes (the “Tax Redemption”). The Notes will not be redeemable before March 6, 2029, except in connection with a Tax Redemption or Cleanup Redemption. On or after March 6, 2029 and on or prior to the 44th scheduled trading day immediately prior to the maturity date, the Notes will be redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, if the last reported sale price of the Class A ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date the Company provides notice of redemption (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, Cleanup Redemption or an Optional Redemption will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a “fundamental change” (as will be defined in the indenture for the Notes). In addition, holders have the right to require the Company to repurchase for cash all or part of their Notes on March 1, 2029. The repurchase price, in each case, will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

In connection with the pricing of the Notes, the Company expects to enter into capped call transactions with one or more of the initial purchasers and/or their affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are generally expected to reduce potential dilution to the Class A ordinary shares of the Company upon conversion of the Notes, and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction of potential dilution and/or offset of cash payments, as the case may be, subject to a cap, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash, in whole or in part (in which case the Company would not receive any Class A ordinary shares from the Option Counterparties upon settlement of the capped call transactions). In connection with establishing their initial hedge positions of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase their hedges in privately negotiated transactions and/or enter into various derivative transactions with respect to the Class A ordinary shares concurrently with, or shortly after, the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the Class A ordinary shares, ADSs, other securities of the Company or the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Class A ordinary shares, ADSs, the Notes or other securities of the Company and/or purchasing or selling the Class A ordinary shares, ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company elects to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity, including the direction or magnitude, on the market price of the Class A ordinary shares or ADSs or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could cause or avoid an increase or a decrease in the market price of the Class A ordinary shares, ADSs, other securities of the Company or the price of the Notes, which could affect whether the holders convert their Notes and the value of the consideration that holders will receive upon conversion of their Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

Concurrently with the pricing of the Notes, the Company plans to repurchase a number of its Class A ordinary shares to be determined at the time of pricing of the Notes from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent (such transactions, the “Concurrent Share Repurchase”). The Concurrent Share Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, as the Company intends to repurchase the available portion of the initial delta of the transaction, after taking into account the Option Counterparties’ initial hedges of the capped call transactions. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Concurrent Share Repurchase will be made pursuant to the Company’s existing share repurchase program that is effective through June 30, 2026. The Company expects the purchase price in the Concurrent Share Repurchase to be the closing price of the Class A ordinary share on the Hong Kong Stock Exchange on February 4, 2026.

In addition to the Concurrent Share Repurchase, the Company may also repurchase additional Class A ordinary shares and/or ADSs on the open market after the closing of the Notes and from time to time. The Concurrent Share Repurchase and future repurchases pursuant to the Company’s share repurchase program(s) will be funded by the net proceeds of the Notes Offering, and, in the aggregate, are generally expected to offset potential dilution to the holders of the Company’s ordinary shares (including in the form of ADSs) upon conversion of the Notes.

The Notes and the Class A ordinary shares deliverable upon conversion of the Notes (if any) have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to, or for the account or benefits of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and subject to the transfer restrictions set forth in the Notes. No public offering of the Notes and the Class A ordinary shares deliverable upon conversion of the Notes (if any) is being made into the United States.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, the terms of the Notes, and whether the Company will complete the Notes Offering, are forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

SOURCE ZTO Express (Cayman) Inc.